Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

EM6987000010IN

Member Name :

Address :

Registered Folio no. / DP ID no. / Client ID no. :	Number of shares held :

Dear member,

Subject : Instructions for e-voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, 2015 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 36th Annual General Meeting to be held on Saturday, June 24, 2017, at 3:00 p.m. IST. The Company has engaged the services of the National Securities Depository Limited (NSDL) to provide the e-voting facility. The Notice is displayed on the Company's website, www.infosys.com, and on the website of NSDL, www.nsdl.co.in.

The e-voting facility is available at the link, https://www.evoting.nsdl.com

E-voting particulars

EVEN (e-voting event number)	User ID	Password

The e-voting facility will be available during the following voting period :

Commencement of e-voting	End of e-voting
June 19, 2017 at 9:00 a.m. IST	June 23, 2017 at 5:00 p.m. IST

Please read the following instructions before exercising your vote :

These details and instructions form an integral part of the Notice for the Annual General Meeting to be held on June 24, 2017.

Steps for e-voting

1. Open the internet browser and type the following URL or scan the QR code using your smart phone :

https://www.evoting.nsdl.com	

2. Click on Shareholder-Login.
3. If you are already registered with NSDL for e-voting, log in using your existing User ID and Password.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Instructions for e-voting

The detailed list of instructions for e-voting is as follows:

In compliance with Regulation 44, SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, and Sections 108 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its members, to enable them to cast their votes electronically. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the depository participant(s) will receive an email from NSDL informing them of their user ID and password. On receiving the email, members will need to go through the following steps to complete the e-voting process:
   a. Open the email and download the PDF file titled 'Infosys e voting.pdf' using your Client ID or Folio No. as password. The PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.
   Note: Shareholders who have already registered with NSDL for e-voting will not receive the PDF file, 'Infosys e voting.pdf'.
   b. Launch your internet browser and type the following URL: http://www.evoting.nsdl.com. Click on Shareholder – Login.
   c. Enter the user ID and password (the initial password mentioned in the e-mail sent by NSDL to shareholders whose email addresses are registered with the company / depository participant(s) or mentioned in the e-Voting instruction page). Click on Login.
   d. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   e. The home page of e-voting will open. Click on e-voting: Active Voting Cycles.
   f. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.
   g. Now you are ready for e-voting as the 'Cast Vote' page opens.
   h. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.
   i. On confirmation, the message, 'Vote cast successfully', will be displayed.
   j. After you have voted on a resolution once, you will not be allowed to modify your vote.
   k. Institutional members (i.e. other than individuals, HUF, NRI, etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc., together with the attested specimen signature/s of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via email to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.
2. For members whose email IDs are not registered with depository participant(s), the following instructions may be noted:
   a. The initial user ID and password is provided at the bottom of the e-voting instructions page.
   b. Please follow the instructions from b. to k. as mentioned in step 1 to cast your vote.
3. For queries, refer to the Frequently Asked Questions (FAQs) and e-voting user manual for members available in the 'Downloads' section of www.evoting.nsdl.com. Members can also contact Mr. Amit Vishal, Senior Manager, NSDL, to resolve any grievances with regard to e-voting. Tel: 022-24994360; email: AmitV@nsdl.co.in
4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details / Password' option available on the site to reset the password.
5. If you are already registered with NSDL for e-voting, you can use your existing user ID and password for casting your vote.
   Note: Shareholders who have lost their login credentials can use the 'Forgot User Details / Password?' or 'Physical User Reset Password?' option available on www.evoting.nsdl.com.
   a. For shareholders holding shares in demat mode, user ID is the combination of DP ID + Client ID.
   b. For shareholders holding shares in physical mode, user ID is the combination of EVEN No + Folio No.
6. The e-voting period commences on June 19, 2017 (9:00 a.m. IST) and ends on June 23, 2017 (5:00 p.m. IST). During this period, members of the Company holding shares either in physical or dematerialized form, as on the relevant date i.e. June 17, 2017, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution on which a vote has already been cast. Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice convening the AGM and up to the cut-off date i.e. June 17, 2017, may obtain his login ID and password by sending a request at evoting@nsdl.co.in.
7. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the relevant date i.e. June 17, 2017. E-voting rights cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.